FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations my continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Shimizu Scott E. (Last) (First) (Middle) 4111 Mint Way	2. Issuer Name and Ticker or Trading Symbol Pillowtex Corporation (PTX) 3. IRS or Social Security Number of Reporting Persons (Voluntary) ###-##-####	6. Relationship of Reporting Person(s) to Issuer (check all applicable) X Director 10% Owner X Officer Other (specify below) Executive Vice President
(Street) Dallas Texas 75237	4. Statement for Month/Year December 1999	7. Individual or Joint/Group Filing (Check Applicable) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	5. If Amendment, Date of Original (Month/Year)

1. Title of Security	2. Trans- action Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8) Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount (A) or (D) Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Bene- ficial Ownership (Instr. 4)
Common Stock				3,048(1)	I	by 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Deriv- ative Sec- urity (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- Code (Instr. 8) Code	5. Number of Deriv- ative secur- ities Acq- quired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) (D)	6. Date Exer- cisable and Ex- piration Date (Month/Day/ Year) Date Expira- Exer- tion siable Date	7. Title and Amount of Underlying Sec- urities (Instr. 3 and 4) Amount or Num- ber of Title Shares	8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Num- ber of Deriva- tive Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Own- ership Form of Deriva- tive Secu- rity: Direct (D) or Indirect (i) Instr. 4	11. Na- ture of Indirect Benefi- cial Owner- ship (Instr. 4).
Employee Stock Option(2)	$4.3125	11/18/99	A	50,000	11/18/00 thru 11/17/2009	Common Stock	50,000	$4.3125	109,000	D

Explanation of Responses:
(1)  The Common Stock is held by a trust created under the Pillowtex Corporation 401(k) Plan (the "Plan"). The amount reported in Column 5 is based on a Plan Statement issued by the administrator of the Plan as of December 31, 1999 and represents and estimate of the total number of shares that would be available to the reporting person if holdings were to be liquidated on that date.

(2)  Employee stock option granted to reporting person under the 1993 Pillowtex Corporation Stock Option Plan, vesting prorata over four years beginning on the first anniversary date of each grant.

** Intentional misstatements or omission of facts constitute Federal Criminal
Violations. See 18 U.S. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedures.
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____/s/ Scott E. Shimizu __________________ ________Jan. 20, 2000__ **Signature of Reporting Person Date